UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2009
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . .  1.0

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-21591                                     August 29, 2008

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

American Century Asset Allocation Portfolios, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

4500 Main Street, 9th Floor
Kansas City, MO  64111

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT








REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
American Century Asset Allocation Portfolios, Inc.:

We have examined management's assertion included in the accompanying Management Statement regarding compliance with certain provisions of the Investment Company Act of 1940 that American Century Asset Allocation Portfolios, Inc. (the "Corporation") comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio: Very Conservative, One Choice Portfolio: Conservative, One Choice Portfolio: Moderate, One Choice
Portfolio: Aggressive, and One Choice Portfolio: Very Aggressive (each a "Portfolio" and collectively, the "Portfolios"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of June 30, 2008. Management is responsible for the Corporation's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Corporation's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Corporation's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2008, and with respect to agreement of security purchases and sales, for the period from March 31, 2008 (the date of our last examination) through June 30, 2008:

1. Confirmation of all securities held with the Transfer Agent (an affiliated entity) without prior notice to management;

2. Reconciliation of all such securities to the books and records of each of the Portfolios and the Transfer Agent; and

3. Agreement of 2 security purchases and 2 security sales since March 31, 2008 (the date of our last examination), from the books and records of the corresponding Portfolios to the books and records of the Transfer Agent.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Corporation's compliance with specified requirements.

In our opinion, management's assertion that the Corporation complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008 with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of American Century Asset Allocation
Portfolios, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP
Kansas City, Missouri
August 29, 2008












Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, members of management of American Century Asset Allocation Portfolios, Inc. (the "Corporation") comprising the LIVESTRONG Income Portfolio, LIVESTRONG 2015 Portfolio, LIVESTRONG 2020 Portfolio, LIVESTRONG 2025 Portfolio, LIVESTRONG 2030 Portfolio, LIVESTRONG 2035 Portfolio, LIVESTRONG 2040 Portfolio, LIVESTRONG 2045 Portfolio, LIVESTRONG 2050 Portfolio, One Choice Portfolio: Very Conservative, One Choice Portfolio:
Conservative, One Choice Portfolio: Moderate, One Choice Portfolio:
Aggressive, and One Choice Portfolio: Very Aggressive (collectively, the "Portfolios"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Corporation's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of June 30, 2008, and from March 31, 2008 through June 30, 2008.

Based on this evaluation, we assert that the Corporation was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2008 and from March 31, 2008 through June 30, 2008, with respect to securities reflected in the investment accounts of each of the Portfolios.

American Century Asset Allocation Portfolios, Inc.

By:



Robert J. Leach
Vice President, Treasurer and Chief Financial Officer
American Century Asset Allocation Portfolios, Inc.